Exhibit No. (12).


                   KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (DOLLAR AMOUNTS IN MILLIONS)

                                           Year Ended December 30
                                    --------------------------------------------------

                                       1995    1994       1993     1992         1991
                                    --------------------------------------------------


Consolidated Companies
----------------------

  Income before taxes (a) ........  $104.4  $1,147.9     $492.4     $671.4   $645.4
  Interest expense ...............   245.5     270.5      249.5      255.8    285.6
  Interest factor in rent expense.    36.1      41.9       42.7       46.2     41.4
  Amortization of capitalized interest 9.7       9.2        8.1        8.2      8.0

Equity Affiliates
-----------------

  Share of 50%-owned:
    Income before income taxes ...    40.6      48.0       35.0       38.0     29.6
    Interest expense..............    18.5      15.3       13.7       10.6     16.2
    Interest factor in rent expense     .8        .7         .8         .6       .7
    Amortization of capitalized
        interest..................      .7        .6         .6         .3       .2
  Distributed income of less than
    50%-owned ....................    25.1      41.4       41.4       56.2     43.4
                                  --------  ---------  --------  --------- --------
Earnings .........................  $481.4  $1,575.5     $884.2   $1,087.3 $1,070.5
                                    ======  ========     ======   ======== ========

Consolidated Companies
----------------------

  Interest expense ...............  $245.5    $270.5     $249.5     $255.8   $285.6
  Capitalized interest ...........     8.8      20.6       28.4       20.9     19.7
  Interest factor in rent expense     36.1      41.9       42.7       46.2     41.4

Equity Affiliates
-----------------

  Share of 50%-owned:
    Interest and capitalized
        interest..................    18.9      15.4       13.8       15.5      18.2
    Interest factor in rent
        expense ..................      .8        .7         .8         .6        .7
                                  --------  --------   --------  --------- ---------


Fixed charges ....................  $310.1    $349.1     $335.2     $339.0    $365.6
                                    ======    ======     ======     ======    ======

Ratio of earnings to fixed
       charges(a) ................    1.55     4.51        2.64       3.21      2.93
                                  ======== ========    ========   ========  ========

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Note:  The Corporation has guaranteed certain aircraft lease obligations totaling $72.9 million for two of its equity affiliates. In addition, the Corporation has provided Midwest Express Airlines, Inc. with a five-year $20 million secondary revolving credit facility. No drawings have been made on these facilities. The Corporation is also contingently liable as guarantor, or directly liable as the original obligor for certain debt and lease obligations of S.D. Warren Company. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.

S.D. Warren was sold on December 20, 1994, and is reflected as a discontinued operation in the consolidated income statement. Accordingly, these computations exclude earnings (losses) and net fixed charges of this discontinued operation for all years presented.

(a) The ratio of earnings to fixed charges includes a pretax restructuring charge of $1,440.0 million in 1995, $378.9 million in 1993, $250.0 million in 1992 and $267.6 million in 1991.
  Excluding this charge the ratio of earnings to fixed charges was 6.20 in 1995, 3.77 in 1993, 3.94 in 1992 and 3.66 in 1991.